UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the nine months ended September 30, 2017

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul, 4

28050 Madrid

Spain

(Address of principal executive offices)

Ricardo Gómez Barredo

Calle Azul, 4

28050 Madrid

Spain

Telephone number +34 91 537 7000

Fax number +34 91 537 6766

(Name, Telephone, E-mail and /or Facsimile Number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

This Form 6-K is incorporated by reference into BBVA’s Registration Statement on Form F-3 (File No. 333-212729) filed with the Securities and Exchange Commission.

ITEM 1. RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

•	“BBVA”, the “Bank”, the “Company”, the “Group” or the “BBVA Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•	“BBVA Bancomer” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“BBVA Compass” means BBVA Compass Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“Garanti Bank” means Turkiye Garanti Bankasi, A.S, and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.

First person personal pronouns used in this report, such as “we”, “us”, or “our”, mean BBVA, unless otherwise indicated or the context otherwise requires.

In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this report on Form 6-K, including, without limitation, the information under “Operating and Financial Review and Prospects” identifies important factors that could cause such differences.

Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:

•	political, economic and business conditions in Spain, the European Union (“EU”), Latin America, Turkey, the United States and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including increased capital and provision requirements and taxation, and steps taken towards achieving an EU fiscal and banking union;

•	the monetary, interest rate and other policies of central banks in the EU, Spain, the United States, Mexico, Turkey and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	market adjustments in the real estate sectors in Spain, Mexico and the United States;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence spending, saving and investment decisions;

•	adverse developments in emerging countries, in particular Latin America and Turkey, including unfavorable political and economic developments, social instability and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest rate caps and tax policies;

•	our ability to hedge certain risks economically;

•	downgrades in our credit ratings or in the Kingdom of Spain’s credit ratings;

•	the success of our acquisitions, divestitures, mergers and strategic alliances;

•	our ability to make payments on certain substantial unfunded amounts relating to commitments with personnel;

•	the performance of our international operations and our ability to manage such operations;

•	weaknesses or failures in our Group’s internal or outsourced processes, systems (including information technology systems) and security;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that are not captured by the statistical models we use; and

•	force majeure and other events beyond our control.

Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION

Accounting Principles

The unaudited interim financial information included in this report on Form 6-K is prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) as of September 30, 2017.

Changes in operating segments

There have been no significant changes to our operating segments during the first nine months of 2017.

Statistical and Financial Information

The following principles should be noted in reviewing the statistical and financial information contained herein:

•	Average balances, when used, are based on the beginning and the month-end balances during each nine-month period. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.

•	Unless otherwise stated, any reference to loans refers to both loans and advances.

•	Financial information with respect to segments or subsidiaries may not reflect consolidation adjustments.

•	Certain numerical information in this report on Form 6-K may not compute due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.

Venezuela

The local financial statements of the Group subsidiaries in Venezuela are expressed in Venezuelan bolivar and converted into euros for purposes of preparing the Group’s consolidated financial statements. Venezuela has strict foreign exchange restrictions and different exchange rates in place.

In past years, we have used different exchange rates to prepare the Group’s consolidated financial statements:

•	Until January 1, 2014, we used the CADIVI exchange rate (named after the acronym, in Spanish, of the Foreign Exchange Administration Commission, currently the National Center for Foreign Trade or CENCOEX). As of December 31, 2013 the exchange rate was 8.68 Venezuelan bolivars per euro.

•	In 2014 the Venezuelan government approved a new exchange rate system referred to as the “foreign-currency system”, in which the exchange rate against the U.S. dollar was determined in an auction which was open to both individuals and companies, resulting in an exchange rate that fluctuated from auction to auction and was published on the website of the Complementary Currency Administration System (SICAD I). Subsequently, in July 2014, the Venezuelan government established a new type of auction called SICAD II only applicable to certain types of transactions and not applicable to credit institutions. As of December 31, 2014 the applicable exchange rate (SICAD I) was 14.71 Venezuelan bolivars per euro. For purposes of preparing our consolidated financial statements as of and for the year ended December 31, 2014 we used the SICAD I exchange rate.

•	On February 10, 2015, the Venezuelan government announced the cancellation of SICAD II and its combination with SICAD I in order to create a new SICAD and the creation of a new foreign-currency system called SIMADI. The Group used the SIMADI exchange rate starting in March 2015 for purpose of the Group’s interim financial statements. The SIMADI exchange rate increased rapidly to 218 Venezuelan bolivars per euro and stabilized during the second half of 2015 to 216.3 Venezuelan bolivars per euro as of December 31, 2015.

•	In February 2016, the Venezuelan government approved a new exchange rate agreement which sets two new mechanisms (DICOM and SICOM) that regulate the purchase and sale of foreign currency and the suspension of the SIMADI exchange rate.

•	In May 2017, the Venezuelan Central Bank created the “Comité de Subastas de Divisas” (the Currency Auction Committee), whose object is to administer, regulate and manage the DICOM, with autonomy for the exercise of its functions.

•	From December 31, 2015, the Board of Directors considers that the use of the new DICOM and SICOM exchange rates and, the previously used the SIMADI exchange rates, for converting bolivars into euros in preparing the Consolidated Financial Statements do not reflect the true picture of the consolidated financial statements of the Group or the financial position of the Group’s subsidiaries in Venezuela.

•	Consequently, as of September 30, 2017 and December 31, 2016, the Group has used alternative conversion exchange rates in the conversion of the financial statements of the Group’s subsidiaries in Venezuela of 6,060 and 1,893 Venezuelan bolivars per euro, respectively. These exchanges rates have been calculated taking into account the evolution of inflation in Venezuela at those dates (204% and 300%, respectively as estimated by the Research Service of the Group).

SELECTED INTERIM CONSOLIDATED FINANCIAL DATA

For information concerning the preparation and presentation of the financial information contained herein, see “Presentation of Financial Information”.

	Nine Months Ended September 30,
	2017	2016	Change (%)
Consolidated Statement of Income Data	(In Millions of Euros, Except Per Share/ADS(2) Data (In Euros))
Interest income	21,461	20,636	4.0
Interest expenses	(8,259)	(7,961)	3.7
Net interest income	13,202	12,674	4.2

	Nine Months Ended September 30,
	2017	2016	Change (%)
Consolidated Statement of Income Data	(In Millions of Euros, Except Per Share/ADS(2) Data (In Euros))
Dividend income	247	336	(26.5)
Share of profit or loss of entities accounted for using the equity method	(1)	18	n.m	.(1)
Fee and commission income	5,364	5,046	6.3
Fee and commission expenses	(1,658)	(1,489)	11.3
Net gains (losses) on financial assets and liabilities(3)	879	1,166	(24.6)
Exchange differences (net)	536	587	(8.7)
Other operating income	1,194	972	22.8
Other operating expense	(1,682)	(1,644)	2.3
Income from insurance and reinsurance contracts	2,564	2,741	(6.5)
Expenses from insurance and reinsurance contracts	(1,737)	(1,977)	(12.1)
Gross income	18,908	18,431	2.6
Administration costs	(8,329)	(8,488)	(1.9)
Depreciation and amortization	(1,057)	(1,061)	(0.4)
Provisions or (-) reversal of provisions	(564)	(463)	21.8
Impairment losses on financial assets (net)	(2,917)	(3,114)	(6.3)
Net operating income	6,040	5,305	13.9
Impairment losses on non-financial assets (net)	(114)	(172)	(33.7)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	32	54	(40.7)
Negative goodwill recognized in profit or loss	—	—	—
Profit or (-) loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	58	(80)	n.m.	(1)
Operating profit before tax	6,015	5,107	17.8
Tax expense or (-) income related to profit or loss from continuing operations	(1,670)	(1,385)	20.6
Profit from continuing operations	4,345	3,722	16.7
Profit from discontinued operations (net)	—	—	—
Profit	4,345	3,722	16.7
Profit attributable to parent company	3,449	2,797	23.3
Profit attributable to non-controlling interests	896	925	(3.1)
Per share/ADS Data
Profit from continuing operations	0.65	0.57
Diluted profit attributable to parent company (4)	0.49	0.40
Basic profit attributable to parent company	0.49	0.40
Dividends declared (In Euros)	—	0.08
Dividends declared (In U.S. dollars)	—	0.09
Number of shares outstanding (at period end)	6,667,886,580	6,480,357,925

(1)	Not meaningful
(2)	Each American Depositary Share (“ADS”) represents the right to receive one ordinary share.
(3)	Comprises the following income statement line items: “Gains or (-) losses on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”; “Gains or (-) losses on financial assets and liabilities designated at fair value through profit or loss, net”; “Gains or (-) losses on financial assets and liabilities held for trading, net” and “Gains or (-) losses from hedge accounting, net”.
(4)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period including the average number of estimated shares to be converted and, for comparative purposes, a correction factor to account for the capital increases carried out in April 2016, October 2016 and April 2017, excluding the weighted average number of treasury shares during the period (6,638 million in the nine months ended September 30, 2017 and 6,562 million in the nine months ended September 30, 2016), respectively.

	As of and for the Nine Months Ended September 30,	As of and for Year Ended December 31,	As of and for the Nine Months Ended September 30,
	2017	2016	2016
	(In Millions of Euros, Except Percentages)
Consolidated Balance Sheet Data
Total assets	690,797	731,856	724,627
Net assets	54,400	55,428	55,891
Common stock	3,267	3,218	3,175
Loans and receivables (net)	449,564	465,977	457,338
Customer deposits	392,865	401,465	385,348
Debt certificates and subordinated liabilities	69,285	76,375	76,363
Non-controlling interest	7,069	8,064	8,324
Total equity	54,400	55,428	55,891
Consolidated ratios
Profitability ratios:
Net interest margin(1)	2.48%	2.32%	2.29%
Return on average total assets(2)	0.8%	0.6%	0.7%
Return on average stockholders’ funds(3)	7.8%	6.7%	7.5%
Non-performing asset ratio (NPA ratio) (4)	4.53%	4.90%	5.13%
Impaired loans and advances to customers	20,222	22,915	23,589
Impaired contingent liabilities to customers (5)	691	680	665

	20,913	23,595	24,254

Loans and advances to customers	416,307	430,629	422,935
Guarantees given	45,489	50,540	49,969

	461,796	481,169	472,904

(1)	Represents net interest income as a percentage of average total assets. In order to calculate “Net interest margin” for the nine months ended September 30, 2017 and September 30, 2016, respectively, net interest income is annualized by multiplying the net interest income for the period by four-thirds.
(2)	Represents profit as a percentage of average total assets. In order to calculate “Return on average total assets” for the nine months ended September 30, 2017 and September 30, 2016, respectively, profit is annualized by multiplying the profit for the period by four-thirds.
(3)	Represents profit attributable to parent company as a percentage of average total equity, excluding “Non-controlling interest”. In order to calculate “Return on average equity” for the nine months ended September 30, 2017 and September 30, 2016, respectively, profit attributable to parent company is annualized by multiplying the profit attributable to parent company for the period by four-thirds.
(4)	Represents the sum of impaired loans and advances to customers and impaired contingent liabilities to customers divided by the sum of loans and advances to customers and contingent liabilities to customers.
(5)	We include contingent liabilities in the calculation of our non-performing asset ratio (NPA ratio). We believe that impaired contingent liabilities should be included in the calculation of our NPA ratio where we have reason to know, as of the reporting date, that they are impaired. The credit risk associated with contingent liabilities (consisting mainly of financial guarantees provided to third-parties on behalf of our customers) is evaluated and provisioned according to the probability of default of our customers’ obligations. If impaired contingent liabilities were not included in the calculation of our NPA ratio, such ratio would generally be higher for the periods covered, amounting to 4.9% as of September 30, 2017, 5.3% as of December 31, 2016 and 5.6% as of September 30, 2016.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Factors Affecting the Comparability of our Results of Operations and Financial Condition

Trends in Exchange Rates

We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries and investees keep their accounts in other currencies, principally Mexican pesos, Turkish lira, U.S. dollars, Argentine pesos, Chilean pesos, Colombian pesos, Venezuelan bolivars and Peruvian new soles. For example, if Latin American currencies, the Turkish lira or the U.S. dollar depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same relative to the prior period. By contrast, the appreciation of Latin American currencies, the Turkish lira or the U.S. dollar against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. Accordingly, changes in exchange rates may limit the ability of our results of operations, stated in euro, to fully show the performance in local currency terms of our subsidiaries.

The assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates. Income statement items have been converted at the average exchange rates for the period. The following table sets forth the exchange rates of several Latin American currencies, the U.S. dollar and the Turkish lira against the euro, expressed in local currency per €1.00 as of and for the nine months ended September 30, 2017 and September 30, 2016 according to the European Central Bank (“ECB”).

	Average Exchange Rates		Period-End Exchange Rates
	For the Nine Months Ended September 30, 2017	For the Nine Months Ended September 30, 2016	As of September, 30, 2017	As of December 31, 2016
Mexican peso	21.0018	20.4261	21.4615	21.7718
U.S. dollar	1.1138	1.1162	1.1806	1.0541
Argentine peso	18.1120	16.2245	20.7267	16.5846
Chilean peso	728.3321	758.73	751.8797	703.2349
Colombian peso	3278.6885	3,412.97	3,472.2222	3,164.5570
Peruvian new sol	3.6347	3.7572	3.8558	3.5310
Venezuelan bolivar(1)	6060.6061	1,356.8521	6,060.6061	1,893.9394
Turkish lira	4.0026	3.2762	4.2013	3.7072

(1)	With respect to 2017 and 2016, an alternative exchange rate (see “Presentation of Financial Information—Venezuela”) has been used as a reference.

During the nine months ended September 30, 2017 the Mexican peso, Argentine peso, Venezuelan bolivar and Turkish lira depreciated against the euro in average terms and, on the other hand, the U.S. dollar, Chilean peso, Colombian peso and the Peruvian new sol each appreciated against the euro in average terms compared to the nine months ended September 30, 2016. With respect to period-end exchange rates, there was a period-on-period depreciation of all the above currencies against the euro, except for the Mexican peso, which appreciated. The overall effect of changes in exchange rates was negative for the period-on-period comparison of the Group’s income statement and positive for the period-on-period comparison of the Group’s balance sheet.

BBVA Group results of operations for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016

The Group’s unaudited condensed interim consolidated income statements for the nine months ended September 30, 2017 and 2016 are shown below:

	For the Nine Months Ended September 30,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Interest income	21,461	20,636	4.0
Interest expenses	(8,259)	(7,961)	3.7

Net interest income	13,202	12,674	4.2

Dividend income	247	336	(26.5)
Share of profit or loss of entities accounted for using the equity method	(1)	18	n.m. (1)
Fee and commission income	5,364	5,046	6.3
Fee and commission expenses	(1,658)	(1,489)	11.3
Net gains (losses) on financial assets and liabilities (2)	879	1,166	(24.6)
Exchange differences (net)	536	587	(8.7)
Other operating income	1,194	972	22.8
Other operating expense	(1,682)	(1,644)	2.3
Income from insurance and reinsurance contracts	2,564	2,741	(6.5)
Expenses from insurance and reinsurance contracts	(1,737)	(1,977)	(12.1)

Gross income	18,908	18,431	2.6

Administration costs	(8,329)	(8,488)	(1.9)
Personnel expenses	(4,931)	(5,024)	(1.9)
Other administrative expenses	(3,398)	(3,464)	(1.9)
Depreciation and amortization	(1,057)	(1,061)	(0.4)

Net margin before provisions	9,522	8,882	7.2

Provisions or (-) reversal of provisions	(564)	(463)	21.8
Impairment losses on financial assets (net)	(2,917)	(3,114)	(6.3)
Impairment losses on other assets (net)	(114)	(172)	(33.7)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	32	54	(40.7)
Negative goodwill recognized in profit or loss	—	—
Profit (-) or loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	58	(80)	n.m. (1)

Operating profit before tax	6,015	5,107	17.8

Tax expense or (-) income related to profit or loss from continuing operations	(1,670)	(1,385)	20.6

Profit from continuing operations	4,345	3,722	16.7

Profit from discontinued operations (net)	—	—	0.0

Profit	4,345	3,722	16.7
Profit attributable to parent company	3,449	2,797	23.3
Profit attributable to non-controlling interests	896	925	(3.1)

(1)	Not meaningful.
(2)	Comprises the following income statement line items: “Gains or (-) losses on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”; “Gains or (-) losses on financial assets and liabilities designated at fair value through profit or loss, net”; “Gains or (-) losses on financial assets and liabilities held for trading, net” and “Gains or (-) losses from hedge accounting, net”.

Net interest income

The following table summarizes the principal components of net interest income for the nine months ended September 30, 2017 and 2016:

	Nine Months ended September 30,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Interest income	21,461	20,636	4.0
Interest expenses	(8,259)	(7,961)	3.7

Net interest income	13,202	12,674	4.2

Net interest income for the nine months ended September 30, 2017 amounted to €13,202 million, a 4.2% increase compared with the €12,674 million recorded for the nine months ended September 30, 2016, mainly as a result of the following factors:

•	in the United States, mainly as a result of good customer spread management despite declining volumes due to a growth strategy focused on the most profitable portfolios and segments, as well as the impact of the Federal Reserve Board benchmark interest rate increases.

•	in Mexico, mainly as a result of higher interest rates applicable to loans and advances to customers continuing the positive trend; and

•	in South America, due to positive volume and rate effects in all the countries of this region where BBVA operates.

which was partially offset by

•	the performance of the Banking Activity in Spain, operating segment, which was adversely affected by lower volumes (mainly securities portfolio, derivatives, and loans); and

•	in Turkey, as a result of the negative impact of the depreciation of the Turkish lira which more than offset the higher volume and price management.

Dividend income

Dividend income for the nine months ended September 30, 2017 amounted to €247 million, a 26.5% decrease compared with the €336 million recorded for the nine months ended September 30, 2016, mainly as a result of the absence of dividends from China CITIC Bank Corporation Limited (“CNCB”) in the more recent period as a result of its disposal by the Group and lower dividends from Telefónica, S.A.

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method for the nine months ended September 30, 2017 amounted to a €1 million loss, compared with the €18 million gain recorded for the nine months ended September 30, 2016.

Fee and commission income

The breakdown of fee and commission income for the nine months ended September 30, 2017 and 2016 is as follows:

	For the Nine Months Ended September 30,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Bills receivables	35	40	(12.5)
Demand accounts	375	351	6.8
Credit and debit cards	2,116	1,998	5.9
Checks	157	152	3.3
Transfers and other payment orders	440	422	4.3
Insurance product commissions	145	132	9.8
Commitment fees	180	178	1.1
Contingent risks	299	301	(0.7)
Asset management	680	627	8.5
Securities fees	312	257	21.4
Custody securities	92	92	0.0
Other	531	496	7.1

Fee and commission income	5,364	5,046	6.3

Fee and commission income increased by 6.3% to €5,364 million for the nine months ended September 30, 2017 from €5,046 million for the nine months ended September 30, 2016, mainly as a result of an increase in fees and commissions from demand accounts, insurance commissions and fees and commissions from credit cards in South America, Mexico and the United States, and, to a lesser extent, an increase in securities fees and asset management in Spain.

Fee and commission expenses

The breakdown of fee and commission expenses for the nine months ended September 30, 2017 and 2016 is as follows:

	For the Nine Months Ended September 30,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Credit and debit cards	1,084	946	14.6
Transfers and others payment orders	77	75	2.7
Commissions for selling insurance	43	45	(4.4)
Other fees and commissions	454	422	7.6

Fee and commission expenses	1,658	1,489	11.3

Fee and commission expenses increased by 11.3% to €1,658 million for the nine months ended September 30, 2017 from €1,489 million for the nine months ended September 30, 2016, primarily due to an increase in commissions for use of credit and debit cards in South America, Mexico and Spain.

Net gains (losses) on financial assets and liabilities

Net gains (losses) on financial assets and liabilities decreased 24.6% to a gain €879 million for the nine months ended September 30, 2017, compared with a gain of €1,166 million for the nine months ended September 30, 2016, primarily as result of the lower sales of ALCO (Assets and Liabilities Committee) portfolios in Spain, and the gains of the VISA operation carried out in the same period of the previous year of €225 million.

The table below provides a breakdown of net gains (losses) on financial assets and liabilities for the nine months ended September 30, 2017 and 2016:

	For the Nine Months Ended September 30,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Gains or losses on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	748	992	(24.6)
Available-for-sale financial assets	689	908	(24.1)
Loans and receivables	85	81	4.5
Other	(26)	4	n.m. (1)
Gains or losses on financial assets and liabilities held for trading, net	389	180	115.9
Gains or losses on financial assets and liabilities designated at fair value through profit or loss, net	(70)	50	n.m. (1)
Gains or losses from hedge accounting, net	(188)	(56)	234.7

Net gains (losses) on financial assets and liabilities	879	1,166	(24.6)

(1)	Not meaningful.

Exchange differences (net)

Exchange differences (net) decreased 8.7% from €587 million for the nine months ended September 30, 2016 to €536 million for the nine months ended September 30, 2017.

Other operating income and expenses

Other operating income for the nine months ended September 30, 2017 increased 22.8% to €1,194 million, compared with the €972 million recorded for the nine months ended September 30, 2016, mainly as a result of higher income from real estate related services in Spain.

Other operating expenses for the nine months ended September 30, 2017 amounted to €1,682 million, a 2.3% increase compared with the €1,644 million recorded for the nine months ended September 30, 2016.

Income and expenses from insurance and reinsurance contracts

Income from insurance and reinsurance contracts for the nine months ended September 30, 2017 was €2,564 million, a 6.5% decrease compared with the €2,741 million of income recorded for the nine months ended September 30, 2016, mainly as a result of lower insurance premiums in Spain.

Expenses from insurance and reinsurance contracts for the nine months ended September 30, 2017 were €1,737 million, a 12.1% decrease compared with the €1,977 million expense recorded for the nine months ended September 30, 2016, mainly as a result of a timing difference related to the method for calculating mathematical reserves and the renewal of collective life policies in Mexico.

Administration costs

Administration costs, which include personnel expenses and other administrative expenses, for the nine months ended September 30, 2017 amounted to an expense of €8,329 million, a 1.9% decrease compared with the €8,488 million recorded for the nine months ended September 30, 2016, driven by declines in both personnel expenses and other administrative expenses.

The table below provides a breakdown of personnel expenses for the nine months ended September 30, 2017 and 2016.

	For the Nine months ended September 30,
	2017	2016	Change (In %)
	(In Millions of Euros)
Wages and salaries	3,851	3,908	(1.5)
Social security costs	585	601	(2.7)
Defined contribution plan expense	76	67	13.4
Defined benefit plan expense	49	51	(3.9)
Other personnel expenses	370	397	(6.8)

Personnel expenses	4,931	5,024	(1.9)

Personnel expenses decreased from €5,024 million for the nine months ended September 30, 2016 to €4,931 million for the nine months ended September 30, 2017.

The table below provides a breakdown of other administrative expenses for the nine months ended September 30, 2017 and 2016:

	For the Nine Months Ended September 30,
	2017	2016	Change (In %)
	(In Millions of Euros)
Technology and systems	508	509	(0.2)
Communications	210	230	(8.7)
Advertising	278	299	(7.0)
Property, fixtures and materials	787	819	(3.9)
Of which: Rent expenses	445	470	(5.3)
Taxes other than income tax	346	325	6.5
Other expenses	1,270	1,281	(0.9)

Other administrative expenses	3,398	3,464	(1.9)

Other administrative expenses decreased from €3,464 million for the nine months ended September 30, 2016 to €3,398 million for the nine months ended September 30, 2017.

Depreciation and amortization

Depreciation and amortization for the nine months ended September 30, 2017 was €1,057 million, a 0.4% decrease compared with the €1,061 million recorded for the nine months ended September 30, 2016.

Provisions or (-) reversal of provisions

Provisions (net) for the nine months ended September 30, 2017 totaled €564 million, a 21.8% increase compared with the €463 million recorded for the nine months ended September 30, 2016, largely as a result of an increase in contingent liabilities provisions, property and foreclosed assets provisions.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) for the nine months ended September 30, 2017 were €2,917 million, a 6.3% decrease compared with the €3,114 million net loss recorded for the nine months ended September 30, 2016, mainly as a result of the continued improvement of credit quality in Spain and lower provision requirements, and to a lesser extent, due to decreases registered in Turkey, offset in part by increases in Mexico and South America largely related to increases in lending activity. The Group’s non-performing asset ratio was 4.5% as of September 30, 2017, compared to 4.9% as of December 31, 2016 and 5.1% as of September 30, 2016.

Impairment losses on other assets (net)

Impairment losses on other assets (net) for the nine months ended September 30, 2017 were €114 million, a 33.7% decrease compared with the €172 million recorded for the nine months ended September 30, 2016, due to lower impairment losses on real estate investment properties in Spain.

Gains (losses) on derecognition of non-financial assets and subsidiaries, net

Gains (losses) on derecognition of non-financial assets and subsidiaries, net, for the nine months ended September 30, 2017 amounted to €32 million, a 40.7% decrease compared with the €54 million gain recorded for the nine months ended September 30, 2016.

Profit or (-) loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

Profit or (-) loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations for the nine months ended September 30, 2017 was a gain of €58 million, compared with the €80 million loss recorded for the nine months ended September 30, 2016.

Operating profit before tax

As a result of the foregoing, operating profit before tax for the nine months ended September 30, 2017 amounted to €6,015 million, a 17.8% increase compared with the €5,107 million operating profit before tax recorded for the nine months ended September 30, 2016.

Tax expense or (-) income related to profit or loss from continuing operations

Tax expense or (-) income related to profit or loss from continuing operations for the nine months ended September 30, 2017 was an expense of €1,670 million, a 20.6% increase compared with the €1,385 million expense recorded for the nine months ended September 30, 2016, mainly as a result of the higher operating profit before tax.

Profit from continuing operations

As a result of the foregoing, profit from continuing operations for the nine months ended September 30, 2017 amounted to €4,345 million, a 16.7% increase compared with the €3,722 million recorded for the nine months ended September 30, 2016.

Profit

As a result of the foregoing, profit for the nine months ended September 30, 2017 was €4,345 million, a 16.7% increase compared with the €3,722 million recorded for the nine months ended September 30, 2016.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company for the nine months ended September 30, 2017 amounted to €3,449 million, a 23.3% increase compared with the €2,797 million recorded for the nine months ended September 30, 2016.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests for the nine months ended September 30, 2017 amounted to €896 million, a 3.1% decrease compared with the €925 million profit attributable to non-controlling interests recorded for the nine months ended September 30, 2016, mainly as a result of the acquisition of an additional 9.95% stake in Garanti partially offset by the stronger performance of our Peruvian and Argentinian operations where there are minority shareholders.

B. Capital

The BBVA Group’s fully-loaded CET1 ratio stood at 11.2% as of September 30, 2017. This ratio has increased by 29 basis points since December 31, 2016, primarily as a result of organic earnings generation and a reduction in risk weighted assets (“RWAs”).

In the first nine months of 2017, our capital ratio has been affected by the acquisition of an additional 9.95% stake in Garanti and the sale of CNCB. These two transactions together have had a negative impact on the ratio of 13 basis points.

As of September 30, 2017, RWAs were lower compared to December 31, 2016, largely as a result of the depreciation of currencies against the euro (in particular, the Turkish lira and U.S. dollar), the improvement in the risk profile of our portfolio, primarily in Spain, and a €3 billion synthetic securitization in the second quarter, which freed up €683 million in RWAs.

With respect to capital issuances, in the second quarter of 2017 we issued €500 million in additional tier 1 capital securities (contingent convertible securities), which contributed 13 basis points to our total capital ratio. In addition, in the first nine months of 2017 we have undertaken various subordinate capital issuances with a total nominal amount of nearly €1.5 billion. In addition, Garanti in Turkey issued $750 million in additional tier 1 capital securities in the second quarter of 2017. These transactions qualify as tier 2 capital and had an aggregate impact of approximately 50 basis points on our total capital ratio.

In April 2017 we completed our scrip dividend scheme, with 83.28% of eligible shareholders choosing to receive new shares instead of a cash dividend. On October 10, 2017, an interim dividend for 2017 in the amount of €0.09 per share was distributed in line with the shareholder remuneration policy announced in February.

As of September 30, 2017, our phased-in CET1 ratio was 11.9%, our Tier 1 ratio was 13.1% and our Tier 2 ratio was 2.5%, resulting in a total capital ratio of 15.7%. These levels are above the requirements established by the ECB as a result of its supervisory review and evaluation process (SREP) carried out in 2016 and which have been effective since January 1, 2017, and above the systemic buffers applicable to the BBVA Group for 2017, which are a CET1 phased-in capital ratio of 7.625% (on a consolidated basis) and a phased-in total capital ratio of 11.125% (on a consolidated basis). In addition, we maintain a leverage ratio of 6.7% under fully-loaded criteria, or 6.9% under phased-in criteria.

CRD IV Fully loaded	As of September 30,	As of December 31,	% Change
	2017 (1)	2016	2017-2016
	(In Millions of Euros)
Common Equity Tier 1 (CET 1)	40,919	42,938	(4.7)
Tier 1	47,157	48,459	(2.7)
Tier 2	8,953	8,739	2.4
Total Capital (Tier 1 + Tier 2)	56,119	57,198	(1.9)
Ris weighted assets	365,507	388,951	(6.0)
CET 1 (%)	11.2	10.9	2.8
Tier 1 (%)	12.9	12.5	3.2
Tier 2 (%)	2.4	2.2	9.1
Total capital ratio (%)	15.4	14.7	4.8

(1)	Preliminary data.

	As of September 30,	As of December 31,	% Change
CRD IV Phased-in (1)	2017 (2)	2016	2017-2016
	(In Millions of Euros)
Common Equity Tier 1 (CET 1)	43,412	47,370	(8.4)
Tier 1	48,002	50,083	(4.2)
Tier 2	9,237	8,810	4.8
Total Capital (Tier 1 + Tier 2)	57,239	58,893	(2.8)
Ris weighted assets	365,507	388,951	(6.0)
CET 1 (%)	11.9	12.2	(2.5)
Tier 1 (%)	13.1	12.9	1.6
Tier 2 (%)	2.5	2.3	8.7
Total capital ratio (%)	15.7	15.1	4.0

(1)	The capital ratios are calculated under CRD IV from Basel III regulation applying an 80% phase-in for 2017 and a 60% for 2016.
(2)	Preliminary data.

C. Balance sheet

The following table sets forth information relating to the balance sheet of the main operating segments (excluding non-core real estate) as of September 30, 2017 and December 2016

	As of September 30, 2017
	Banking Activity in Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia
	(In Millions of Euros)
Total Assets	312,948	80,915	97,242	81,010	73,483	18,241
Loans and advances to customers	182,961	55,099	50,882	55,486	48,668	16,172
Of which:
Residential mortgages	78,344	11,264	8,935	5,431	11,117	2,350
Consumer finance	8,571	6,717	11,838	16,450	10,200	266
Loans	6,895	6,221	7,147	11,448	7,659	255
Credit cards	1,676	495	4,691	5,002	2,541	11
Loans to enterprises	45,038	28,916	20,326	31,309	20,254	12,136
Loans to public sector	16,813	4,631	3,494	—	619	153
Total Liabilities	302,986	77,660	93,391	72,452	68,913	17,297
Customer deposits	183,314	57,902	54,932	45,650	44,181	6,676
Current and savings accounts	111,933	43,706	34,327	12,113	21,533	3,402
Time deposits	57,295	10,193	7,856	33,905	18,785	2,746
Other customer funds	7,946	32	6,334	13	4,268	463
Total Equity	9,962	3,255	3,852	8,557	4,570	944

	As of December 31, 2016
	Banking Activity in Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia
	(In Millions of Euros)
Total Assets	335,847	88,902	93,318	84,866	77,918	19,106
Loans and advances to customers	187,201	62,000	47,938	57,941	50,333	15,835
Of which:
Residential mortgages	81,659	12,893	8,410	5,801	11,441	2,432
Consumer finance	7,141	7,413	11,286	15,819	10,527	231
Loans	5,374	6,838	6,630	10,734	7,781	217
Credit cards	1,767	575	4,656	5,085	2,745	15
Loans to enterprises	43,472	33,084	18,684	33,836	21,495	12,340
Loans to public sector	18,268	4,594	3,862	—	685	57
Total Liabilities	325,230	84,719	89,244	75,798	73,425	17,705
Customer deposits	180,544	65,760	50,571	47,244	47,684	9,396
Current and savings accounts	98,989	49,430	31,112	12,237	23,369	4,442
Time deposits	70,696	13,765	7,048	35,231	20,509	4,773
Other customer funds	5,124	—	5,324	21	4,456	107
Total Equity	10,617	4,183	4,074	9,068	4,493	1,401

Banking Activity in Spain

The Banking Activity in Spain operating segment includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Center area and Non-Core Real Estate. The main business units included in this operating segment are:

•	Spanish Retail Network: including individual customers, private banking, small companies and businesses in the domestic market;

•	Corporate and Business Banking (CBB): which manages small and medium sized enterprises (“SMEs”), companies and corporations, public institutions and developer segments;

•	Corporate and Investment Banking (C&IB): responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and

•	Other units: which include the insurance business unit in Spain (BBVA Seguros), and the Asset Management unit, which manages Spanish mutual funds and pension funds. Real Estate new loan production to developers or loans to developers that are not in difficulties are also included here.

In addition, Banking Activity in Spain includes certain loans and advances portfolios, finance and structural euro balance sheet positions.

The following table sets forth information relating to the activity of this operating segment as of September 30, 2017, and December 31, 2016:

	As of September 30, 2017	As of December 31, 2016
	(In Millions of Euros)
Total assets	312,948	335,847
Loans and advances to customers	182,961	187,201
Customer deposits	183,314	180,544
Mutual funds	36,288	32,648
Pension funds	23,722	23,448
NPA ratio (%)	5.6	5.8

Loans and advances to customers in this operating segment as of September 30, 2017 amounted to €182,961 million, a 2.3% decrease compared with the €187,201 million recorded as of December 31, 2016.

Customer deposits in this operating segment as of September 30, 2017 amounted to €183,314 million, a 1.5% increase compared with the €180,544 million recorded as of December 31, 2016.

Mutual funds in this operating segment as of September 30, 2017 amounted to €36,288 million, an 11.1% increase compared with the €32,648 million recorded as of December 31, 2016 mainly due to new net contributions. Pension funds in this operating segment as of September 30, 2017 amounted to €23,722 million, a 1.2% increase from the €23,448 million recorded as of December 31, 2016.

This operating segment’s non-performing asset ratio decreased to 5.6% as of September 30, 2017, from 5.8% as of December 31, 2016. This operating segment’s non-performing assets coverage ratio decreased to 52% as of September 30, 2017, from 60% as of December 31, 2016.

Non-Core Real Estate

This operating segment was set up with the aim of providing specialized and structured management of the real estate assets accumulated by the Group as a result of the economic crisis in Spain. It includes primarily lending to developers in difficulties and real estate assets mainly coming from foreclosed assets, originated from both residential mortgages, as well as loans to developers.

The Group’s exposure in this operating segment to the real estate sector in Spain, including loans and advances to customers and foreclosed assets, has declined over recent years. As of September 30, 2017 the balance stood at €7,002 million, 22.8% lower than as of December 31, 2016. Non-performing assets of this segment were 832 basis points lower as of September 30, 2017 than at December 31, 2016.

The number of real estate assets sold amounted to 21,041 units for the nine months ended September 30, 2017.

The United States

This operating segment encompasses the Group’s business in the United States. BBVA Compass accounted for 94% of the operating segment’s balance sheet as of September 30, 2017. Given its size in this segment, most of the comments below refer to BBVA Compass. This operating segment also includes the assets and liabilities of the BBVA office in New York, which specializes in transactions with large corporations.

The following table sets forth information relating to the business activity of this operating segment as of September 30, 2017 and December 31, 2016:

	As of September 30, 2017	As of December 31, 2016

	(In Millions of Euros)
Total assets	80,915	88,902
Loans and advances to customers	55,099	62,000
Customer deposits	57,902	65,760
NPA ratio (%)	1.2	1.5

The U.S. dollar depreciated 10.7% against the euro as of September 30, 2017 compared with December 31, 2016, negatively affecting the business activity of the United States operating segment as of September 30, 2017 expressed in euro. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting the Comparability of our Results of Operations and Financial Condition -Trends in Exchange Rates”.

Loans and advances to customers in this operating segment as of September 30, 2017 amounted to €55,099 million, an 11.1% decrease compared with the €62,000 million recorded as of December 31, 2016, mainly due to the depreciation of the U.S. dollar against the euro and, to a lesser extent, due to decreased loans and advances to enterprises and, to a lesser extent, the public sector.

Customer deposits in this operating segment as of September 30, 2017 amounted to €57,902 million, an 11.9% decrease compared with the €65,760 million recorded as of December 31, 2016, mainly attributable to the depreciation of the U.S. dollar against the euro and, to a lesser extent, due to decrease in the balance of current and saving accounts and time deposits.

This operating segment’s non-performing asset ratio as of September 30, 2017 was 1.2% compared with 1.5% as of December 31, 2016. This operating segment’s non-performing assets coverage ratio increased to 119% as of September 30, 2017, from 94% as of December 31, 2016.

Mexico

The Mexico operating segment comprises the banking and insurance businesses conducted in Mexico by the BBVA Bancomer financial group.

The following table sets forth information relating to the business activity of this operating segment as of September 30, 2017 and December 31, 2016:

	As of September 30, 2017	As of December 31, 2016

	(In Millions of Euros)
Total assets	97,242	93,318
Loans and advances to customers	50,882	47,938
Customer deposits	54,932	50,571
Mutual funds	17,939	16,331
Other placements	3,253	2,780
NPA ratio (%)	2.3	2.3

The Mexican peso appreciated 1.4% against the euro as of September 30, 2017 compared with December 31, 2016, positively affecting the business activity of the Mexico operating segment as of September 30, 2017 expressed in euro. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Trends in Exchange Rates”.

Loans and advances to customers in this operating segment as of September 30, 2017 amounted to €50,882 million, a 6.1% increase from the €47,938 million recorded as of December 31, 2016, primarily due to the appreciation of the Mexican peso against the euro, and to an increase in loans to enterprises and residential mortgages.

Customer deposits in this operating segment as of September 30, 2017 amounted to €54,932 million, an 8.6% increase from the €50,571 million recorded as of December 31, 2016, mainly as a result of an overall increase in most product lines and, to a lesser extent, due to the impact of the appreciation of the Mexican peso.

Mutual funds in this operating segment as of September 30, 2017 amounted to €17,939 million, a 9.8% increase from the €16,331 million recorded as of December 31, 2016, primarily due to the appreciation of the Mexican peso against the euro.

This operating segment’s non-performing asset ratio was 2.3% as of September 30, 2017 and December 31, 2016. This operating segment’s non-performing assets coverage ratio decreased to 126% as of September 30, 2017, from 127% as of December 31, 2016.

Turkey

The following table sets forth information relating to the business activity of this operating segment as of September 30, 2017 and December 31, 2016:

	As of September 30, 2017	As of December 31, 2016

	(In Millions of Euros)
Total assets	81,010	84,866
Loans and advances to customers	55,486	57,941
Customer deposits	45,650	47,244
Mutual funds	1,210	1,192
Pension funds	2,704	2,561
NPA ratio (%)	2.53	2.7

The Turkish lira depreciated 11.8% against the euro as of September 30, 2017 compared to December 31, 2016, negatively affecting the business activity of the Turkey operating segment as of September 30, 2017 expressed in euro. See “Item 5. Operating and Financial Review and Prospects— Factors Affecting the Comparability of our Results of Operations and Financial Condition—Trends in Exchange Rates”.

Loans and advances to customers in this operating segment as of September 30, 2017 amounted to €55,486 million, a 4.2% decrease compared with the €57,941 million recorded as of December 31, 2016.

Customer deposits in this operating segment as of September 30, 2017 amounted to €45,650 million, a 3.4% decrease compared with the €47,244 million recorded as of December 31, 2016.

Mutual funds in this operating segment as of September 30, 2017 amounted to €1,210 million, a 1.5% increase compared with the €1,192 million recorded as of December 31, 2016.

Pension funds in this operating segment as of September 30, 2017 amounted to €2,704 million, a 5.6% increase compared with the €2,561 recorded as of December 31, 2016.

This operating segment’s non-performing asset ratio was 2.5% as of September 30, 2017 compared to 2.7% as of December 31, 2016. This operating segment’s non-performing assets coverage ratio increased to 138% as of September 30, 2017, from 124% as of December 31, 2016.

South America

The South America operating segment includes the BBVA Group’s banking and insurance businesses in the region.

The business units included in the South America operating segment are:

•	Retail and Corporate Banking: includes banks in Argentina, Chile, Colombia, Paraguay, Peru, Uruguay and Venezuela.

•	Insurance: includes insurance businesses in Argentina, Chile, Colombia and Venezuela.

The following table sets forth information relating to the business activity of this operating segment as of September 30, 2017 and December 31, 2016:

	As of September 30, 2017	As of December 31, 2016

	(In Millions of Euros)
Total assets	73,483	77,918
Loans and advances to customers	48,668	50,333
Customer deposits	44,181	47,684
Mutual funds	5,428	4,859
Pension funds	6,822	7,043
NPA ratio (%)	3.5	2.9

The Venezuelan bolivar depreciated significantly against the euro in the nine months ended September 30, 2017. Similarly, all the currencies of the countries in which BBVA operates in South America depreciated against the euro during the same period. The effect of the devaluation of all these currencies negatively affected the business activity of the South America operating segment as of September 30, 2017 expressed in euro. See “Item 5.Operating and Financial Review and Prospects—Factors Affecting the Comparability of our Results of Operations and Financial Condition”.

Loans and advances to customers in this operating segment as of September 30, 2017 amounted to €48,668 million, a 3.3% decrease compared with the €50,333 million recorded as of December 31, 2016, as a result of the impact of the depreciation of the currencies of the region. Excluding this impact, there was a positive change in loans and advances to customers, mainly as a result of an increase in consumer loans, and, to a lesser extent, due to increase in residential mortgages. By country, the main variation (excluding the impact of the depreciation of the currencies) was the increase recorded in Argentina.

Customer deposits in this operating segment as of September 30, 2017 amounted to €44,181 million, a 7.3% decrease compared with the €47,684 million recorded as of December 31, 2016, mainly as a result of the impact of the depreciation of the currencies of the region, particularly the Venezuelan bolivar and Argentine Peso. Excluding this impact, there was a positive change in customer deposits, mainly as a result of an increase in other customer funds, and, to a lesser extent, due to an increase in current and savings accounts. By country, the main variation (excluding the impact of the depreciation of the currencies) was the increase recorded in Argentina.

Mutual funds in this operating segment as of September 30, 2017 amounted to €5,428 million, a 11.7% increase compared with the €4,859 million recorded as of December 31, 2016, mainly due to the positive performance in Argentina and Colombia which was partially offset by the depreciation of the currencies of the region.

Pension funds in this operating segment as of September 30, 2017 amounted to €6,822 million, a 3.1% decrease from the €7,043 million recorded as of December 31, 2016.

This operating segment’s non-performing asset ratio increased to 3.5% as of September 30, 2017, from 2.9% as of December 31, 2016, due to the weaker economic conditions in the region. This operating segment’s non-performing assets coverage ratio decreased to 94% as of September 30, 2017, from 103% as of December 31, 2016.

Rest of Eurasia

This operating segment includes the retail and wholesale banking businesses carried out by the Group in Europe (primarily Portugal) and Asia, excluding Spain and Turkey.

The following table sets forth information relating to the business activity of this operating segment as of September 30, 2017 and December 31, 2016:

	As of September 30, 2017	As of December 31, 2016

	(In Millions of Euros)
Total assets	18,241	19,106
Loans and advances to customers	16,172	15,835
Customer deposits	6,676	9,396
Pension funds	367	366
NPA ratio (%)	2.6	2.7

Loans and advances to customers in this operating segment as of September 30, 2017 amounted to €16,172 million, a 2.1% increase compared with the €15,835 million recorded as of December 31, 2016, mainly as a result of an increase in loans to foreign companies.

Customer deposits in this operating segment as of September 30, 2017 amounted to €6,676 million, a 29% decrease compared with the €9,396 million recorded as of December 31, 2016, mainly as a result of decreased current and saving accounts and time deposits, particularly by foreign customers and foreign currency creditors.

Pension funds in this operating segment as of September 30, 2017 amounted to €367 million, a 0.1% increase from the €366 million recorded as of December 31, 2016.

This operating segment’s non-performing asset ratio decreased to 2.6% as of September 30, 2017 from 2.7% as of December 31, 2016. This operating segment’s non-performing assets coverage ratio increased to 85% as of September 30, 2017, from 84% as of December 31, 2016.

D. Results of operations by operating segment for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016

The reporting structure of the BBVA Group’s operating segments is as follows:

•	Banking Activity in Spain, which includes: (i) the Spanish Retail Network, which includes the segments of individual customers, private banking, small companies and businesses in the domestic market; (ii) Corporate and Business Banking (CBB), which manages small and medium sized enterprises (SMEs), companies and corporations, public institutions and developer segments; (iii) Corporate & Investment Banking (C&IB), which is responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and (iv) other units, which include the insurance business unit in Spain (BBVA Seguros), and the Asset Management unit, which manages Spanish mutual funds and pension funds.

•	Non-Core Real Estate, which provides specialized and structured management of the real estate assets accumulated by the Group as a result of the economic crisis in Spain. It includes primarily lending to real estate developers and foreclosed real estate assets.

•	United States, which encompasses the Group’s businesses in the United States.

•	Mexico, which comprises the banking and insurance businesses conducted in Mexico by the BBVA Bancomer financial group.

•	Turkey, which reflects BBVA’s stake in the Turkish bank Garanti.

•	South America, which includes the banking and insurance businesses that BBVA carries out in the region.

•	Rest of Eurasia, which includes the retail and wholesale banking businesses carried out by the Group in Europe (primarily Portugal) and Asia, excluding Spain and Turkey.

In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including: costs from central units that have a strictly corporate function; management of structural exchange rate positions carried out by the Financial Planning unit; specific issues of capital instruments to ensure adequate management of the Group’s overall capital position; proprietary portfolios such as industrial holdings and their corresponding results; certain tax assets and liabilities; provisions related to commitments with pensioners; and goodwill and other intangibles.

Results of operations by operating segment for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016.

The tables set forth below reconcile the income statements of our operating segments presented in this section to the consolidated income statement of the Group:

	For the Nine Months Ended September 30, 2017
	Banking Activity in Spain	Non-Core Real Estate	The United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	BBVA Group Income
	(In Millions of Euros)
Net interest income	2,791	48	1,622	4,078	2,399	2,393	144	(274)	13,202

Net fees and commissions	1,173	3	496	906	537	532	125	(66)	3,706
Net gains (losses) on financial assets and liabilities and exchange differences (net)(1)	394	—	78	180	22	350	98	293	1,415
Other operating income and expenses (net) (2)	375	(69)	(23)	152	50	65	1	34	585

Gross income	4,733	(18)	2,172	5,317	3,008	3,340	368	(13)	18,908

Administration costs	(2,307)	(71)	(1,246)	(1,636)	(997)	(1,422)	(219)	(430)	(8,329)
Depreciation and amortization	(240)	(14)	(142)	(195)	(137)	(91)	(9)	(230)	(1,057)

Net margin before provisions	2,186	(103)	784	3,486	1,873	1,827	141	(673)	9,522

Impairment losses on financial assets (net)	(429)	(126)	(197)	(1,269)	(352)	(555)	10	(1)	(2,917)
Provisions or reversal of provisions	(290)	(131)	(18)	(9)	(12)	(63)	(8)	(58)	(588)

Operating profit/ (loss) before tax	1,467	(360)	570	2,208	1,510	1,209	142	(731)	6,015

Tax expense or (-) income related to profit or loss from continuing operation	(404)	78	(148)	(592)	(308)	(347)	(41)	92	(1,670)

Profit from continuing operations	1,063	(282)	422	1,616	1,201	862	101	(640)	4,345

Profit from discontinued operations /Profit from corporate operations (net)	—	—	—	—	—	—	—	—	—

Profit	1,063	(282)	422	1,616	1,201	862	101	(640)	4,345

Profit attributable to non-controlling interests	(2)	1	—	—	(634)	(246)	—	(14)	896

Profit attributable to parent company	1,061	(281)	422	1,616	568	616	101	(654)	3,449

(1)	Comprises the following income statement line items: “Gains or (-) losses on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”; “Gains or (-) losses on financial assets and liabilities designated at fair value through profit or loss, net”; “Gains or (-) losses on financial assets and liabilities held for trading, net” and “Gains or (-) losses from hedge accounting, net” and “exchange differences, net”.
(2)	Includes “share of profit or loss of entities accounted for using the equity method”; “income from insurance and reinsurance contracts” and “expenses (net) from insurance and reinsurance”.

	For the Nine Months Ended September 30, 2016
	Banking Activity in Spain	Non-Core Real Estate	The United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	BBVA Group Income
	(In Millions of Euros)
Net interest income	2,904	44	1,421	3,829	2,516	2,182	123	(344)	12,674

Net fees and commissions	1,125	5	477	849	578	470	134	(81)	3,557
Net gains (losses) on financial assets and liabilities and exchange differences (net)(1)	611	(1)	117	141	124	444	69	247	1,753
Other operating income and expenses (net) (2)	306	(76)	(9)	132	38	(81)	42	95	446

Gross income	4,946	(29)	2,005	4,952	3,255	3,016	368	(83)	18,431

Administration costs	(2,448)	(71)	(1,224)	(1,612)	(1,109)	(1,336)	(241)	(446)	(8,488)
Depreciation and amortization	(244)	(20)	(141)	(183)	(165)	(74)	(9)	(225)	(1,061)

Net margin before provisions	2,254	(120)	640	3,157	1,981	1,606	118	(753)	8,882

Impairment losses on financial assets (net)	(721)	(125)	(201)	(1,198)	(468)	(383)	7	(26)	(3,114)
Provisions or (-) reversal of provisions	(210)	(198)	(41)	(16)	(38)	(27)	12	(143)	(661)

Operating profit/ (loss) before tax	1,323	(443)	399	1,943	1,475	1,196	137	(922)	5,107

Tax expense or (-) income related to profit or loss from continuing operation	(388)	129	(101)	(501)	(304)	(408)	(36)	224	(1,385)

Profit from continuing operations	935	(315)	298	1,442	1,172	788	100	(698)	3,722

Profit from discontinued operations /Profit from corporate operations (net)	—	—	—	—	—	—	—	—	—

Profit	935	(315)	298	1,442	1,172	788	100	(698)	3,722

Profit attributable to non-controlling interests	(2)	—	—	(1)	(708)	(212)	—	(3)	925

Profit attributable to parent company	933	(315)	298	1,441	464	576	100	(700)	2,797

(1)	Comprises the following income statement line items: “Gains or (-) losses on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”; “Gains or (-) losses on financial assets and liabilities designated at fair value through profit or loss, net”; “Gains or (-) losses on financial assets and liabilities held for trading, net” and “Gains or (-) losses from hedge accounting, net” and “exchange differences, net”.
(2)	Includes “share of profit or loss of entities accounted for using the equity method”; “income from insurance and reinsurance contracts” and “expenses (net) from insurance and reinsurance”.

BANKING ACTIVITY IN SPAIN

	For the Nine months ended September 30,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Net interest income	2,791	2,904	(3.9)

Net fees and commissions	1,173	1,125	4.3
Net gains (losses) on financial assets and liabilities and net exchange differences	394	611	(35.6)
Other operating income and expenses (net)	43	(3)	n.m. (1)
Income and expenses (net) from insurance and reinsurance contracts	331	309	7.3

Gross income	4,733	4,946	(4.3)

Administration costs	(2,307)	(2,448)	(5.7)
Depreciation and amortization	(240)	(244)	(1.8)

Net margin before provisions	2,186	2,254	(3.0)

Impairment losses on financial assets (net)	(429)	(721)	(40.5)
Provisions or (-) reversal of provisions	(290)	(210)	37.9

Operating profit/(loss) before tax	1,467	1,323	10.9

Tax expense or (-) income related to profit or loss from continuing operation	(404)	(388)	4.0

Profit from continuing operations	1,063	935	13.7

Profit from corporate operations (net)	—	—	n.m. (1)

Profit	1,063	935	13.7

Profit attributable to non-controlling interests	(2)	(2)	3.0

Profit attributable to parent company	1,061	933	13.7

(1)	Not meaningful

Net interest income

Net interest income of this operating segment for the nine months ended September 30, 2017 amounted to €2,791 million, a 3.9% decrease compared with the €2,904 million recorded for the nine months ended September 30, 2016, mainly as a result of a decrease in volume, particularly in the securities portfolio and derivatives, and, to a lesser extent, the effect of the decreased activity in loans and advances to customers, partially offset by the price effect due to relatively cheaper funding of debt.

Net fees and commissions

Net fees and commissions of this operating segment for the nine months ended September 30, 2017 amounted to €1,173 million, a 4.3% increase compared with the €1,125 million recorded for the nine months ended September 30, 2016, mainly as a result of an increase in securities fees due to increased volume both in retail and wholesale businesses.

Net gains (losses) on financial assets and liabilities and exchange differences (net)

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the nine months ended September 30, 2017 was a net gain of €394 million, a 35.6% decrease compared with the €611 million gain recorded for the nine months ended September 30, 2016, mainly as a result of lower sales of ALCO (Assets and Liabilities Committee) portfolios. The gain in the prior period was partially due to the gains from the sale of our stake in VISA Europe, Ltd. recorded in the second quarter of 2016.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the nine months ended September 30, 2017 was a net income of €43 million, compared with the €3 million expense recorded for the nine months ended September 30, 2016.

Income and expenses (net) from insurance and reinsurance contracts

Income and expenses (net) from insurance and reinsurance contracts of this operating segment for the nine months ended September 30, 2017 was a gain of €331 million, a 7.3% increase compared with the €309 million gain recorded for the nine months ended September 30, 2016, mainly as a result of the low claims ratio.

Administration costs

Administration costs of this operating segment for the nine months ended September 30, 2017 amounted to an expense of €2,307 million, a 5.7% decrease compared with the €2,448 million recorded for the nine months ended September 30, 2016, mainly as a result of a €70 million decrease in salaries, lower rent expenses due to a reduction in the number of branches, lower expenses in sponsorships and a decrease in IT expenses. There has been a decrease in administration costs for five consecutive quarters due to the synergies related to the integration of Catalunya Banc and the implementation of efficiency plans.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the nine months ended September 30, 2017 was a net loss of €429 million, a 40.5% decrease compared with the €721 million recorded for the nine months ended September 30, 2016, mainly as a result of decreased impaired assets due to the improvement of credit quality, partially offset by the increase registered in the size of the loan portfolio. This decrease in impairment losses on financial assets is partially offset due to lower recovery of written-off assets. Non-performing asset ratio of this operating segment as of September 30, 2017 was 5.6% compared with 5.8% as of December 31, 2016.

Provisions or (-) reversal of provisions

Provisions or (-) reversal of provisions of this operating segment for the nine months ended September 30, 2017 were €290 million, a 37.9% increase compared with the €210 million recorded for the nine months ended September 30, 2016, mainly attributable to an increase in contingent risk provisions and property and foreclosed assets provisions as we implement our restructuring plans in Spain to increase efficiency.

Operating profit before tax

As a result of the foregoing, operating profit/ (loss) before tax of this operating segment for the nine months ended September 30, 2017 amounted to €1,467 million, a 10.9% increase compared with the €1,323 million recorded for the nine months ended September 30, 2016.

Tax expense or (-) income related to profit or loss from continuing operations

Tax expense or (-) income related to profit or loss from continuing operations of this operating segment for the nine months ended September 30, 2017 was an expense of €404 million, a 4% increase compared with the expense of €388 million recorded for the nine months ended September 30, 2016.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the nine months ended September 30, 2017 amounted to €1,061 million, a 13.7% increase compared with the €933 million recorded for the nine months ended September 30, 2016.

NON-CORE REAL ESTATE

	For the Nine months ended September 30,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Net interest income	48	44	10.5

Net fees and commissions	3	5	(37.8)
Net gains (losses) on financial assets and liabilities and net exchange differences	—	(1)	(98.7)
Other operating income and expenses (net)	(69)	(76)	(9.2)

Gross income	(18)	(29)	(37.5)

Administration costs	(71)	(71)	(1.1)
Depreciation and amortization	(14)	(20)	(30.8)

Net margin before provisions	(103)	(120)	(14.8)

Impairment losses on financial assets (net)	(126)	(125)	0.5
Provisions or (-) reversal of provisions	(131)	(198)	(33.7)

Operating profit/(loss) before tax	(360)	(443)	(18.9)

Tax expense or (-) income related to profit or loss from continuing operation	78	129	(39.4)

Profit from continuing operations	(282)	(315)	(10.6)

Profit from corporate operations (net)	—	—	n.m. (1)

Profit	(282)	(315)	(10.6)

Profit attributable to non-controlling interests	1	—	n.m. (1)

Profit attributable to parent company	(281)	(315)	(10.9)

(1)	Not meaningful

Net interest income

Net interest income of this operating segment for the nine months ended September 30, 2017 amounted to €48 million, a 10.5% increase compared with the €44 million recorded for the nine months ended September 30, 2016.

Net fees and commissions

Net fees and commissions of this operating segment for the nine months ended September 30, 2017 amounted to €3 million, a 37.8% decrease compared with the €5 million recorded for the nine months ended September 30, 2016.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the nine months ended September 30, 2017 was a net expense of €69 million, a 9.2% decrease compared with the €76 million expense recorded for the nine months ended September 30, 2016.

Administration costs

Administration costs of this operating segment for the nine months ended September 30, 2017 amounted to an expense of €71 million, a 1.1% increase compared with the €71 million recorded for the nine months ended September 30, 2016.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the nine months ended September 30, 2017 was €126 million, a 0.5% increase compared with the €125 million recorded for the nine months ended September 30, 2016. The non-performing asset ratio of this operating segment as of September 30, 2017 was 47.8% compared with 56.1% as of December 31, 2016.

Provisions (net) and other gains (losses)

Provisions (net) and other losses of this operating segment for the nine months ended September 30, 2017 totaled €131 million, a 33.7% decrease compared with the €198 million recorded for the nine months ended September 30, 2016, as a result of portfolio sales.

Operating profit / (loss) before tax

As a result of the foregoing, the operating loss before tax of this operating segment for the nine months ended September 30, 2017 was €360 million, an 18.9% decrease compared with the €443 million loss recorded for the nine months ended September 30, 2016.

Tax expense or (-) income related to profit or loss from continuing operations

Tax expense or (-) income related to profit or loss from continuing operations of this operating segment for the nine months ended September 30, 2017 amounted to income of €78 million, a 39.4% decrease compared with the €129 million of income recorded for the nine months ended September 30, 2016, primarily as a result of the positive impact on taxes of our provisions.

Profit / (loss) attributable to parent company

As a result of the foregoing, loss attributable to parent company of this operating segment for the nine months ended September 30, 2017 was a €281 million loss, a 10.9% decrease compared with the €315 million loss recorded for the nine months ended September 30, 2016.

THE UNITED STATES

	For the Nine Months Ended September 30,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Net interest income	1,622	1,421	14.2

Net fees and commissions	496	477	3.9
Net gains (losses) on financial assets and liabilities and exchange differences (net)	78	117	(33.1)
Other operating income and expenses (net)	(23)	(9)	n.m.	(1)

Gross income	2,172	2,005	n.m.	(1)

Administration costs	(1,246)	(1,224)	1.8
Depreciation and amortization	(142)	(141)	0.7

Net margin before provisions	784	640	22.5

Impairment losses on financial assets (net)	(197)	(201)	(2.0)
Provisions or (-) reversal of provisions	(18)	(41)	(55.7)

Operating profit/(loss) before tax	570	399	43.0

Tax expense or (-) income related to profit or loss from continuing operations	(148)	(101)	47.0

Profit from continuing operations	422	298	41.7

Profit from corporate operations (net)	—	—	n.m.	(1)

Profit	422	298	41.7

Profit attributable to non-controlling interests	—	—	n.m.	(1)

Profit attributable to parent company	422	298	41.7

(1)	Not meaningful.

In the nine months ended September 30, 2017, the U.S. dollar slightly appreciated against the euro in average terms, resulting in a positive exchange rate effect on our income statement for the nine months ended September 30, 2017 and in the results of operations of the United States operating segment for such period expressed in euro. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Trends in Exchange Rates”.

Net interest income

Net interest income of this operating segment for the nine months ended September 30, 2017 was €1,622 million, a 14.2% increase compared to the €1,421 million recorded for the nine months ended September 30, 2016, mainly as a result of higher interest rates (including the impact of the Federal Reserve Board benchmark interest rate increases), particularly related to loans and advances to customers, and, to a lesser extent, in securities portfolio and derivatives, partially offset by the effect of lower lending activity, in line with the area’s growth strategy focused on the most profitable portfolios and segments that represent more efficient capital consumption. Net interest margin was 3.07% for the nine months ended September 30, 2017 compared to 2.60% for the nine months ended September 30, 2016.

Net fees and commissions

Net fees and commissions of this operating segment for the nine months ended September 30, 2017 amounted to €496 million, a 3.9% increase compared with the €477 million recorded for the nine months ended September 30, 2016, mainly as a result of an increase in other commissions which generated an impact of €15 million, and, to a lesser extent, due to an increase in credit and debit card commissions which translated into a €9 million increase, partially offset by a €4 million decrease in securities fees.

Net gains (losses) on financial assets and liabilities and exchange differences (net)

Net gains (losses) on financial assets and liabilities and exchange differences (net) of this operating segment for the nine months ended September 30, 2017 was a net gain of €78 million, a 33.1% decrease compared to the €117 million gain recorded for the nine months ended September 30, 2016, mainly as a result of lower sales of ALCO (Assets and Liabilities Committee) securities and mortgage portfolios.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the nine months ended September 30, 2017 was a €23 million net expense, compared to the €9 million of net expenses recorded for the nine months ended September 30, 2016, mainly as a result of the reclassification of interest on Federal Reserve deposits to net interest income, higher FDIC (Federal Deposit Insurance Corporation) costs, and lower dividends.

Administration costs

Administration costs of this operating segment for the nine months ended September 30, 2017 amounted to an expense of €1,246 million, a 1.8% increase compared with the €1,224 million recorded for the nine months ended September 30, 2016.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the nine months ended September 30, 2017 was a net loss of €197 million, a 2.0% decrease from the €201 million recorded for the nine months ended September 30, 2016. The non-performing asset ratio of this operating segment as of September 30, 2017 was 1.1% compared with 1.5% as of December 31, 2016.

Operating profit/(loss) before tax

As a result of the foregoing, the operating profit/(loss) before tax of this operating segment for the nine months ended September 30, 2017 was operating profit of €570 million, a 43.0% increase from the €399 million of operating profit recorded for the nine months ended September 30, 2016.

Tax expense or (-) income related to profit or loss from continuing operations

Tax expense or (-) income related to profit or loss from continuing operations of this operating segment for the nine months ended September 30, 2017 was an expense of €148 million, a 47.0% increase compared with a €101 million expense recorded for the nine months ended September 30, 2016, mainly due to the higher operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the nine months ended September 30, 2017 was €422 million, a 41.7% increase from the €298 million recorded for the nine months ended September 30, 2016.

MEXICO

	For the Nine Months Ended September 30,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Net interest income	4,078	3,829	6.5

Net fees and commissions	906	849	6.6
Net gains (losses) on financial assets and liabilities and exchange differences (net)	180	141	27.9
Other operating income and expenses (net)	(179)	(181)	(1.3)
Income and expenses (net) from insurance and reinsurance contracts	331	313	5.8

Gross income	5,317	4,952	7.4

Administration costs	(1,636)	(1,612)	1.5
Depreciation and amortization	(195)	(183)	6.1

Net margin before provisions	3,486	3,157	10.4

Impairment losses on financial assets (net)	(1,269)	(1,198)	6.0
Provisions or (-) reversal of provisions	(9)	(16)	(44.0)

Operating profit/(loss) before tax	2,208	1,943	13.7

Tax expense or (-) income related to profit or loss from continuing operations	(592)	(501)	18.2

Profit from continuing operations	1,616	1,442	12.1

Profit from corporate operations (net)	—	—	n.m.	(1)

Profit	1,616	1,442	12.1

Profit attributable to non-controlling interests	—	(1)	n.m.	(1)

Profit attributable to parent company	1,616	1,441	12.1

(1)	Not meaningful

In the nine months ended September 30, 2017, the Mexican peso depreciated against the euro in average terms, resulting in a negative exchange rate effect on our income statement for the nine months ended September 30, 2017 and in the results of operations of the Mexico operating segment for such period expressed in euro. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Trends in Exchange Rates”.

Net interest income

Net interest income of this operating segment in the nine months ended September 30, 2017 was €4,078 million, a 6.5% increase compared to the €3,829 million recorded in the nine months ended September 30, 2016, extending the positive trend to seven consecutive quarters. The increase was mainly as a result of higher interest rates, particularly due to the effect of the higher interest rates in the securities portfolio and loans and advances to customers, and to a lesser extent, the effect of higher volumes of commercial activity.

Net fees and commissions

Net fees and commissions of this operating segment for the nine months ended September 30, 2017 amounted to €906 million, a 6.6% increase compared with the €849 million recorded for the nine months ended September 30, 2016, mainly as a result of an increase in credit and debit card commissions which generated an impact of €21 million due to a higher transaction volume, and, to a lesser extent, due to an increase in commissions for selling insurance and investment banking fees.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the nine months ended September 30, 2017 was a net gain of €180 million, a 27.9% increase compared with the €141 million gain recorded for the nine months ended September 30, 2016, mainly as a result of portfolio sales.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the nine months ended September 30, 2017 was a net expense of €179 million, a 1.1% decrease compared with the €181 million net expense recorded for the nine months ended September 30, 2016.

Income and expenses (net) from insurance and reinsurance contracts

Income and expenses (net) from insurance and reinsurance contracts of this operating segment for the nine months ended September 30, 2017 was net income of €331 million, a 5.8% increase compared with the €313 million of net income recorded for the nine months ended September 30, 2016, primarily as a result of a timing difference related to a change in the method for calculating the mathematical reserves in the fourth quarter of 2016 and the renewal of collective life policies.

Administration costs

Administration costs of this operating segment for the nine months ended September 30, 2017 amounted to an expense of €1,636 million, a 1.5% increase compared with the €1,612 million recorded for the nine months ended September 30, 2016.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the nine months ended September 30, 2017 were a net loss of €1,269 million, a 6.0% increase compared with the €1,198 million recorded for the nine months ended September 30, 2016, mainly as a result of increased impaired assets due to the deterioration of credit quality, partially offset by the decrease registered in the size of the loan portfolio. The non-performing asset ratio of this operating segment as of September 30, 2017 was 2.3% compared with 2.3% as of December 31, 2016.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for the nine months ended September 30, 2017 was €2,208 million, a 13.7% increase from the €1,943 million recorded for the nine months ended September 30, 2016.

Tax expense or (-) income related to profit or loss from continuing operations

Tax expense or (-) income related to profit or loss from continuing operations of this operating segment for the nine months ended September 30, 2017 was an expense of €592 million, an 18.2% increase compared with a €501 million expense recorded for the nine months ended September 30, 2016, mainly as a result of the increased operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the nine months ended September 30, 2017 was €1,616 million, a 12.1% increase from the €1,441 million recorded for the nine months ended September 30, 2016.

TURKEY

From July 2015 to March 2017, we held 39.90% of Garanti’s share capital and we have fully consolidated Garanti’s results in our consolidated financial statements. On March 22, 2017, we completed the acquisition of an additional 9.95% stake in Garanti. See “Item 4. Information on the Company—History and Development of the Company—Capital expenditures—2017” in our annual report on Form 20-F for the year ended December 31, 2016 (the “2016 20-F”).

	For the Nine Months Ended September 30,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Net interest income	2,399	2,516	(4.6)

Net fees and commissions	537	578	(7.0)
Net gains (losses) on financial assets and liabilities and exchange differences (net)	22	124	(82.6)
Other operating income and expenses (net)	1	(13)	n.m. (1)
Income and expenses (net) from insurance and reinsurance contracts	49	51	(3.8)

Gross income	3,008	3,255	(7.6)

Administration costs	(997)	(1,109)	(10.1)
Depreciation and amortization	(137)	(165)	(16.7)

Net margin before provisions	1,873	1,981	(5.5)

Impairment losses on financial assets (net)	(352)	(468)	(24.8)
Provisions or (-) reversal of provisions	(12)	(38)	(69.7)

Operating profit/(loss) before tax	1,510	1,475	2.3

Tax expense or (-) income related to profit or loss from continuing operations	(308)	(304)	1.6

Profit from continuing operations	1,201	1,172	2.5

Profit from corporate operations (net)	—	—	n.m. (1)

Profit	1,201	1,172	2.5

Profit attributable to non-controlling interests	(634)	(708)	n.m. (1)

Profit attributable to parent company	568	464	22.5

(1)	Not meaningful.

During the nine-month period ended September 30, 2017, the Turkish lira depreciated 22.2% against the Euro in average terms, resulting in a negative exchange rate effect on our income statement for the nine months ended September 30, 2017 and in the results of operations of the Turkey operating segment for such period expressed in euro. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Trends in Exchange Rates”.

Net interest income

Net interest income of this operating segment for the nine months ended September 30, 2017 was €2,399 million, a 4.6% decrease compared to the €2,516 million recorded for the nine months ended September 30, 2016, mainly as a result of the impact of the depreciation of the Turkish lira. Excluding this impact, the change in the Net interest income was mainly driven by the positive effect of interest rates, and to a lesser extent, due to loan growth denominated in liras.

Net fees and commissions

Net fees and commissions of this operating segment for the nine months ended September 30, 2017 amounted to €537 million, a 7% decrease compared with the €578 million recorded for the nine months ended September 30, 2016, mainly as a result of the impact of the depreciation of the Turkish lira. Excluding this impact, the positive change in the net fees and commissions was, mainly as a result of an increase in checks and bills receivables commissions which generated an impact of €23 million, and, to a lesser extent, due to an increase in contingent risk commissions which translated into a €15 million increase.

Net gains (losses) on financial assets and liabilities and exchange differences (net)

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the nine months ended September 30, 2017 was a net gain of €22 million, compared with the €124 million net gain recorded for the nine months ended September 30, 2016, when the VISA deal initially announced in the fourth quarter of 2015 was recorded in the financial statements during the nine months ended September 30, 2016.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the nine months ended September 30, 2017 was a net income of €1 million, compared with the €13 million net expense recorded for the nine months ended September 30, 2016, mainly as a result of €9 million in net financial income from real estate related services.

Income and expenses (net) from insurance and reinsurance contracts

Income and expenses (net) from insurance and reinsurance contracts of this operating segment for the nine months ended September 30, 2017 was a net income of €49 million, a 3.8% decrease compared with the €51 million of net income recorded for the nine months ended September 30, 2016.

Administration costs

Administration costs of this operating segment for the nine months ended September 30, 2017 amounted to an expense of €997 million, a 10.1% decrease compared with the €1,109 million recorded for the nine months ended September 30, 2016, mainly as a result of the impact of the depreciation of the Turkish lira. Excluding this impact, there was a 9.9% increase mainly as a result of the high level of inflation, which led to a €60 million increase in personnel expenses, and, a €30 million increase in general and administrative expenses.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the nine months ended September 30, 2017 was a net loss of €352 million, a 24.8% decrease compared with the €468 million net loss recorded for the nine months ended September 30, 2016, mainly as a result of the impact of the depreciation of the Turkish lira. Excluding this impact, there was a decrease mainly as a result of decreased impaired assets due to the improvement of credit quality, partially offset by the increase registered in the size of the loan portfolio. The non-performing asset ratio of this operating segment as of September 30, 2017 was 2.5% compared with 2.7% as of December 31, 2016.

Operating profit/(loss) before tax

As a result of the foregoing, the operating profit before tax of this operating segment for the nine months ended September 30, 2017 was €1,510 million, compared to €1,475 million recorded for the nine months ended September 30, 2016.

Tax expense or (-) income related to profit or loss from continuing operations

Tax expense or (-) income related to profit or loss from continuing operations of this operating segment for the nine months ended September 30, 2017 was an expense of €308 million, compared with a €304 million expense recorded for the nine months ended September 30, 2016.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the nine months ended September 30, 2017 was €568 million, a 22.5% increase from the €464 million recorded for the nine months ended September 30, 2016, mainly as a result of the additional 9.95% stake in Garanti.

SOUTH AMERICA

	For the Nine Months Ended September 30,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Net interest income	2,393	2,182	9.7

Net fees and commissions	532	470	13.0
Net gains (losses) on financial assets and liabilities and exchange differences (net)	350	444	(21.2)
Other operating income and expenses (net)	(68)	(192)	(64.9)
Income and expenses (net) from insurance and reinsurance contracts	132	111	18.8

Gross income	3,340	3,016	10.7

Administration costs	(1,422)	(1,336)	6.4
Depreciation and amortization	(91)	(74)	22.2

Net margin before provisions	1,827	1,606	13.8

Impairment losses on financial assets (net)	(555)	(383)	44.7
Provisions or (-) reversal of provisions	(63)	(27)	137.3

Operating profit/(loss) before tax	1,209	1,196	1.1

Tax expense or (-) income related to profit or loss from continuing operations	(347)	(408)	(15.0)

Profit from continuing operations	862	788	9.5

Profit from corporate operations (net)	—	—	n.m. (1)

Profit	862	788	9.5

Profit attributable to non-controlling interests	(246)	(212)	16.5

Profit attributable to parent company	616	576	6.9

(1)	Not meaningful.

In the nine months ended September 30, 2017 the Chilean peso, Colombian peso and Peruvian Sol appreciated in period-average terms against the euro compared to the nine months ended September 30, 2016. On the other hand, the Venezuelan bolivar and the Argentine peso depreciated in period-average terms against the euro compared to the nine months ended September 30, 2016. In the aggregate this resulted in a positive impact on the results of operations of the South America operating segment for the nine months ended September 30, 2017 expressed in euro. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Trends in Exchange Rates”.

Net interest income

Net interest income of this operating segment for the nine months ended September 30, 2017 amounted to €2,393 million, a 9.7% increase compared with the €2,182 million recorded for the nine months ended September 30, 2016, mainly as a result of growth in activity, particularly in loans and advances to customers, partially offset by the price effect due to more expensive funding of interest expenses and a negative exchange rate effect.

Net fees and commissions

Net fees and commissions of this operating segment for the nine months ended September 30, 2017 amounted to €532 million, a 13% increase compared with the €470 million recorded for the nine months ended September 30, 2016, mainly as a result of an increase in credit and debit card commissions which generated an impact of €44 million, and, to a lesser extent, due to an increase in commissions for selling insurance which translated into an €11 million increase, partially offset by a €26 million decrease in other commissions. By country, the main variation is registered in Argentina with an increase of €29 million.

Net gains (losses) on financial assets and liabilities and exchange differences (net)

Net gains (losses) on financial assets and liabilities and exchange differences (net) of this operating segment in the nine months ended September 30, 2017 was a net a gain of €350 million, a 21.2% decrease compared with the €444 million gain recorded in the nine months ended September 30, 2016, mainly as a result of the impact of the depreciation of the Venezuelan bolivar and Argentine peso which had an estimated effect of €93 million.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the nine months ended September 30, 2017 was a net expense of €68 million, compared with the €192 million net expense recorded for the nine months ended September 30, 2016, mainly as a result of the impact of the depreciation of the Venezuelan bolivar and Argentine peso.

Income and expenses (net) from insurance and reinsurance contracts

Income and expenses (net) from insurance and reinsurance contracts of this operating segment for the nine months ended September 30, 2017 was net income of €132 million, a 18.8% increase compared with the €111 million of net income recorded for the nine months ended September 30, 2016 mainly as a result of the performance in Colombia (€12 million increase) and Argentina (€12 million increase).

Administration costs

Administration costs of this operating segment for the nine months ended September 30, 2017 amounted to an expense of €1,422 million, a 6.4% increase compared with the €1,336 million recorded for the nine months ended September 30, 2016, mainly as a result of the impact of the high inflation in certain countries in the region. By country, the main variation was recorded in Argentina (a €111 million increase at constant exchange rate) due to its high inflation.

Depreciation and amortization

Depreciation and amortization for the nine months ended September 30, 2017 was €91 million, a 22.2% increase compared with the €74 million recorded for the nine months ended September 30, 2016, mainly due to the €10 million increase in Argentina and €6 million increase in Venezuela due to high inflation, and to a lesser extent, the €3 million increase in Peru.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment in the nine months ended September 30, 2017 was a net loss of €555 million, a 44.7% increase from the €383 million recorded in the nine months ended September 30, 2016, mainly as a result of increased impaired assets due to the deterioration of credit quality, particularly in Colombia. The non-performing asset ratio of this operating segment as of September 30, 2017 was 3.5% compared with 2.9% as of December 31, 2016.

Provisions or (-) reversal of provisions

Provisions or (-) reversal of provisions of this operating segment for the nine months ended September 30, 2017 were a loss of €63 million, compared with the €27 million loss recorded for the nine months ended September 30, 2016, mainly due to Argentine, Peru and Colombia and the reversal of provisions registered in Venezuela in 2016.

Operating profit/(loss) before tax

As a result of the foregoing, the operating profit/(loss) before tax of this operating segment in the nine months ended September 30, 2017 was operating profit of €1,209 million, a 1.1% decrease from the €1,196 million recorded in the nine months ended September 30, 2016.

Tax expense or (-) income related to profit or loss from continuing operations

Tax expense or (-) income related to profit or loss from continuing operations of this operating segment in the nine months ended September 30, 2017 was an expense of €347 million, a 15.0% decrease compared with a €408 million expense recorded in the nine months ended September 30, 2016, mainly as a result of the impact of the depreciation of the Argentine peso and Venezuelan bolivar.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment in the nine months ended September 30, 2017 was €616 million, a 6.9% increase from the €576 million recorded in the nine months ended September 30, 2016.

REST OF EURASIA

	For the Nine Months Ended September 30,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Net interest income	144	123	17.0

Net fees and commissions	125	134	(6.6)
Net gains (losses) on financial assets and liabilities and exchange differences (net)	98	69	41.9
Other operating income and expenses (net)	1	42	(98.0)

Gross income	368	368	0.1

Administration costs	(219)	(241)	(9.3)
Depreciation and amortization	(9)	(9)	(3.7)

Net margin before provisions	141	118	19.7

Impairment losses on financial assets (net)	10	7	39.7
Provisions or (-) reversal of provisions	(8)	12	n.m. (1)

Operating profit/(loss) before tax	142	137	4.0

Tax expense or (-) income related to profit or loss from continuing operations	(41)	(36)	11.9

Profit from continuing operations	101	100	1.2

Profit from corporate operations (net)	—	—	n.m. (1)

Profit	101	100	1.2

Profit attributable to non-controlling interests	—	—	n.m. (1)

Profit attributable to parent company	101	100	1.2

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for the nine months ended September 30, 2017 was €144 million, a 17.0 % increase compared to the €123 million recorded for the nine months ended September 30, 2016 mainly as a result of the €17 million increase in net interest income from the Global Markets unit in Europe.

Net fees and commissions

Net fees and commissions of this operating segment for the nine months ended September 30, 2017 amounted to €125 million, a 6.7% decrease compared with the €134 million recorded for the nine months ended September 30, 2016, mainly as a result of a decrease in securities fees, and, to a lesser extent, due to a decline in checks and bills receivable commissions.

Net gains (losses) on financial assets and liabilities and exchange differences (net)

Net gains (losses) on financial assets and liabilities and exchange differences (net) of this operating segment for the nine months ended September 30, 2017 was a net gain of €98 million, a 41.9% increase compared with the €69 million gain recorded for the nine months ended September 30, 2016, mainly as a result of the €19 million increase in retail businesses, particularly in Portugal (€11 million increase) and the €19 million increase of the Global Markets unit in Europe, partially offset by the €17 million decrease of the Global Markets unit in Asia.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the nine months ended September 30, 2017 was a gain of €1 million, compared with €42 million in net other operating income of this operating segment for the nine months ended September 30, 2016, when dividends from CNCB were received.

Administration costs

Administration costs of this operating segment for the nine months ended September 30, 2017 amounted to an expense of €219 million, a 9.3% decrease compared with the €241 million recorded for the nine months ended September 30, 2016, mainly as a result of the expense containment in C&IB Asia and retail business in Europe.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the nine months ended September 30, 2017 amounted to €10 million, compared with the €7 million gain recorded for the nine months ended September 30, 2016. The non-performing asset ratio of this operating segment as of September 30, 2017 was 2.6%, the same as of December 31, 2016.

Operating profit/(loss) before tax

As a result of the foregoing, the operating profit before tax of this operating segment for the nine months ended September 30, 2017 was €142 million, a 4.0% increase from the €137 million recorded for the nine months ended September 30, 2016.

Tax expense or (-) income related to profit or loss from continuing operations

Tax expense or (-) income related to profit or loss from continuing operations of this operating segment for the nine months ended September 30, 2017 was an expense of €41 million, an 11.9% increase compared with a €36 million expense recorded for the nine months ended September 30, 2016.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the nine months ended September 30, 2017 was €101 million, a 1.2% decrease from the €100 million recorded for the nine months ended September 30, 2016.

CORPORATE CENTER

	For the Nine months ended September 30,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Net interest income / (expense)	(274)	(344)	(20.2)

Net fees and commissions	(66)	(81)	(18.3)
Net gains (losses) on financial assets and liabilities and exchange differences (net)	293	247	18.8
Other operating income and expenses (net)	51	115	(55.5)
Income and expenses (net) from insurance and reinsurance contracts	(17)	(21)	(17.1)

Gross income	(13)	(83)	(84.6)

Administration costs	(430)	(446)	(3.5)
Depreciation and amortization	(230)	(225)	2.4

Net margin before provisions	(673)	(753)	(10.7)

Impairment losses on financial assets (net)	(1)	(26)	(96.9)
Provisions or (-) reversal of provisions	(58)	(143)	(59.6)

Operating profit/(loss) before tax	(731)	(922)	(20.7)

Tax expense or (-) income related to profit or loss from continuing operations	92	224	(59.1)

Profit from continuing operations	(640)	(698)	(8.3)

Profit from corporate operations (net)	—	—	n.m. (1)

Profit	(640)	(698)	(8.3)

Profit attributable to non-controlling interests	(14)	(3)	n.m. (1)

Profit attributable to parent company	(654)	(700)	(6.6)

(1)	Not meaningful.

Net interest income / (expense)

Net interest income / (expense) of this operating segment for the nine months ended September 30, 2017 was an expense of €274 million, a 20.2% decrease compared to the €344 million expense recorded for the nine months ended September 30, 2016 mainly as a result of the lower funding cost of the Group’s investments.

Net fees and commissions

Net fees and commissions of this operating segment for the nine months ended September 30, 2017 amounted to an expense of €66 million, an 18.3% decrease compared with the €81 million expense recorded for the nine months ended September 30, 2016, mainly as a result of an increase in funds commissions partially offset by an increase in other commissions expenses.

Net gains (losses) on financial assets and liabilities and exchange differences (net)

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the nine months ended September 30, 2017 was a gain of €293 million, an 18.8% increase compared with the €247 million gain recorded for the nine months ended September 30, 2016, mainly as a result of the sale of a 2.14% stake in CNCB in the most recent period.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the nine months ended September 30, 2017 was a net income of €51 million, a 55.5% decrease compared with the €115 million of net income recorded for the nine months ended September 30, 2016, mainly as a result of a lower income from dividends from Telefónica, S.A. as it lowered its dividend from €0.4 per share to €0.2 per share.

Administration costs

Administration costs of this operating segment for the nine months ended September 30, 2017 amounted to an expense of €430 million, a 3.5% decrease compared with the €446 million recorded for the nine months ended September 30, 2016.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the nine months ended September 30, 2017 was a net loss of €1 million, compared to the net loss of €26 million recorded for the nine months ended September 30, 2016 when there was impairment of debt securities and higher country risk loan-loss provisions.

Provisions or (-) reversal of provisions

Provisions or (-) reversal of provisions of this operating segment for the nine months ended September 30, 2017 were a loss of €58 million, a 59.6% decrease compared with the €143 million loss recorded for the nine months ended September 30, 2016, mainly due to lower provisions for early retirements.

Operating profit / (loss) before tax

As a result of the foregoing, the operating loss before tax of this operating segment for the nine months ended September 30, 2017 was a loss of €731 million, a 20.7% decrease from the €922 million loss recorded for the nine months ended September 30, 2016.

Tax expense or (-) income related to profit or loss from continuing operations

Tax expense or (-) income related to profit or loss from continuing operations of this operating segment for the nine months ended September 30, 2017 was income of €92 million, a 59.1% decrease compared with a €224 million of income recorded for the nine months ended September 30, 2016.

Profit / (loss) attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the nine months ended September 30, 2017 was a loss of €654 million, compared to a loss of €700 million recorded for the nine months ended September 30, 2016.

Equity instruments in Corporate Center

This operating segment includes, inter alia, the Group’s proprietary portfolios such as holdings in some of Spain’s leading companies and their corresponding results.

In that respect and, as mentioned in Note 12.4 of our Interim Consolidated Financial Statements as of June 30, 2017, the Telefónica shares held by us had been below their average share acquisition cost by us for a period of 19.4 months, which period is within the range contemplated in the specific policy for these securities. As of that date, the unrealized loss associated with these Telefónica shares amounted to €880 million and is recorded in equity under “Accumulated other comprehensive income – Items that may be reclassified to profit and loss – Available for sale financial assets”.

As of September 30, 2017, the Telefonica shares held by us have been below the average share acquisition cost for a period that has continued to be within the range contemplated in the specific policy for these securities. As of this date, the unrealized loss associated with these Telefonica shares has not changed significantly.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Date: November 7, 2017	By: /s/ RICARDO GÓMEZ BARREDO

Name: RICARDO GÓMEZ BARREDO

Title: Global Head of Accounting & Supervisors